News Release

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Century Technology, Inc.
201 N. Robertson Avenue
Beverly Hills, CA 9021 1
(310) 275-9063

FOR IMMEDIATE RELEASE: APRIL 29, 1996

                CENTURY TECHNOLOGIES SETTLES LAWSUIT

Beverly Hills. CA - Century Technologies, Inc. (BB: "CNTK") today announced that it had settled the lawsuit that was filed in the United States District Court, Southern District of Florida in which the plaintiff alleged that Century owed the plaintiff $1,000,000 plus interest on a promissory note that it had issued. The Company issued 356,000 shares of its restricted common stock in exchange for the dismissal of the suit. "We believe that we would have prevailed on its merits." stated Peter Newgard, President of Century, "but it was definitely in the Company's best interests to put this matter behind them and get on with business".

In other Company news, Century announced that it will rescind or cancel all agreements entered into by previous management with Krypton International, Video Licensing Group and Elvin Feltner, related parties. These transactions include certain rights in a Spanish language film library and two lists of primarily public domain films and broadcast rights. "After numerous requests, the Company has yet to receive any documentation or substantiation concerning chain of title for any of the films, " stated Peter Newgard. These rescissions or cancellations will result in the reduction in carrying value of approximately $6,000,000 of the Company's assets while eliminating more than $1.8 million in debt and 1,000,000 shares of preferred stock.

Century Technologies. Inc. is in the business of co-producing original product and distribution of features and television programming to all media worldwide including network and cable television in the U.S. marketplace. Century Technologies attends all the important programming conventions, including NATPE, AFM, MIP, MIPCOM, MIFED and MIP - Asia.

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For additional information contact: Peter Newgard, Century Technologies, Inc. at
(310) 275-9063.